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                                                                 EXHIBIT (a)(10)

                                                                    NEWS RELEASE

                                                           FOR IMMEDIATE RELEASE
                                                               November 21, 1997

                       EXTENDICARE OBTAINS ALL REGULATORY
                APPROVALS IN CONNECTION WITH ARBOR TENDER OFFER

MARKHAM, Ontario - Extendicare Inc. (TSE/ME stock symbols EXE, EXE.A; NYSE symbol: EXE.A) announced today that it received approval of the acquisition of Arbor Health Care Company from the Ohio State Board of Pharmacy on November 13, 1997 and from the West Virginia Health Care Authority on November 21, 1997. The tender offer for all of the issued and outstanding shares of common stock of Arbor will expire at midnight, Eastern Standard Time on Tuesday November 25, 1997.

According to IBJ Schroder Bank & Trust Company, the depository for the tender offer, as of the close of business on November 20, 1997, 4,241,599 shares of Arbor common stock have been validly tendered and not withdrawn pursuant to the tender offer, none of which shares were tendered pursuant to a notice of guaranteed delivery.

The Information Agent for the tender offer is Mackenzie Partners, Inc., and questions about the tender offer may be addressed to them at 1-800-322-2885. The Dealer Manager for the tender offer is Bear, Stearns & Co., Inc. and questions may be addressed to it at 1-888-281-1220.

For further information contact:

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Barry L. Stephens                    Telephone:    905-470-5579
Senior Vice-President, Finance       Fax:          905-470-4003
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